Exhibit 4.1

Skinny Technologies Inc.
Suite 800 – 850 West Hastings Street
Vancouver, BC V6C 1E1
Tel: (604) 639-2827 Fax: (604) 685-9744

July 29, 2004

Mark S. Isaacs, Manager
El Dragon Minerals, LLC
C/O John P. Fowler, Esq.
Woodburn and Wedge
6100 Neil Road, Suite 500
Reno, Nevada 89511-1149

Re: Letter of Intent ("LOI") between Skinny Technologies, Inc. ("SKI") and El Dragon Minerals, LLC ("EDM")

RECITALS

A. SKI is a British Columbia corporation the common shares of which are listed for trading on the NEX Board of the TSX Venture Exchange ("TSX").

B. EDM is a Nevada limited liability company that owns 100% (other than qualifying shares that will be eliminated prior to the transaction contemplated hereby) of the issued and outstanding shares of capital stock of Compania Minera Pitalla, S.A. de C.V. ("Pitalla"). The members of EDM and their respective interests are set forth in Exhibit A attached hereto.

C. Pitalla is a non-reporting Mexican corporation with its principal place of business in the State of Sonora, Mexico, the Managing Director of which is Alberto Navarro Mayer. Pitalla owns, has rights to acquire or has identified for acquisition, various mining properties, concessions and prospects, the targets of which are precious and base metals (primarily gold, silver and copper) located primarily in the States of Sonora and Baja Sur, all as more specifically described in Exhibit B attached hereto (collectively, the "Properties"). Exhibit B shall be modified or supplemented to reflect properties acquired or identified from time to time through the date of execution of the Definitive Documents (defined below).

D. Subject to the terms and conditions outlined in this agreement, SKI and EDM have agreed in principle that SKI acquire the indirect ownership of 100% of Pitalla's right, title and interest in and to the Properties through the acquisition of or merger with EDM (the "Acquisition").

E. Prior to the Acquisition, SKI will change its corporate name to a name agreed to by SKI and EDM, decrease the number of shares of capital stock of SKI outstanding on a 15 for one ratio through a share consolidation or other corporate action (the "Consolidation") and take such other corporate actions as are necessary or

appropriate in contemplation of the Acquisition. References in this LOI to common shares of SKI shall refer to post-Consolidation shares unless specifically stated otherwise.

F. SKI and EDM desire that the Acquisition be structured as a tax free reorganization for US Federal income tax purposes or otherwise in a manner that defers the recognition of gain or loss to the members of El Dragon until such time as they dispose of the shares of SKI that they are expected to receive in connection with the Acquisition.

NOW THEREFORE, in consideration of the mutual covenants and agreements and subject to the terms and conditions herein contained, SKI and EDM agree that:

1. Recitals True and Correct.

To the best knowledge of SKI, the statements of fact in the recitals with respect to SKI are true and correct; and to the best knowledge of EDM, the statements of fact in the recitals with respect to EDM are true and correct. SKI and EDM agree to use their respective best efforts to consummate the Acquisition in accordance with the Recitals and the terms and provisions of this LOI.

2. Effect of LOI; Definitive Documents

a) This LOI is intended to set forth the basic business terms and conditions of the Acquisition and to be a legally binding agreement of the parties hereto to negotiate in good faith for the preparation of definitive documents pursuant to which the Acquisition will be consummated (the "Definitive Documents").

b) SKI and EDM agree to negotiate diligently and in good faith to prepare the Definitive Documents that incorporate the terms of this LOI and such other terms and provisions and such other documents as may be necessary or appropriate to consummate the Acquisition.

c) SKI and EDM acknowledge and agree that the Acquisition will constitute a "Reverse Takeover" or a "Change of Business" as defined in Policy 5.2 of the TSX and that SKI is subject to the NEX policies of the TSX. The Acquisition is also subject to the approval of the TSX.

d) The Definitive Documents will include such representations and warranties as are customary for transactions of the type contemplated by this LOI, including without limitation: representations as to the parties' power, authority and standing to agree to and consummate the Acquisition; the absence of material pending or threatened litigation or liabilities, (contingent or otherwise) outside the ordinary course of business; the accuracy of the financial statements of SKI, EDM and Pitalla; the absence of any material adverse change in the business or financial

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condition of SKI, EDM and Pitalla, respectively; the absence of any material adverse change in the Properties since the 43-101 Report dated June 30, 2004 prepared by Roscoe Postle Associates Inc.; and the accuracy in all material respects of the information, contracts and other materials furnished by either of SKI or EDM to the other. All representations and warranties will survive the closing of the Acquisition and any and all investigations at any time made by or on behalf of SKI or EDM. Specific reference to the representations and warranties shall not preclude SKI or EDM from requiring in the Definitive Documents such additional representations from the other as such party may deem advisable.

3. Acquisition Consideration

a) The consideration to be received from SKI by EDM (or its member) in connection with consummation of the Acquisition (the "Acquisition Consideration") shall be the sum of:

i) 5,000,000 shares of common stock of SKI; plus

ii) At such time as the following conditions are met, an additional 2,500,000 shares of common stock of SKI:

(1) An aggregate of at least 1,000,000 ounces of gold or gold equivalent "mineral resource," is determined to be situated on any three or fewer of the Properties based on an independent report prepared in accordance with Policy 43-101; and is

(2) At least 500,000 ounces of such mineral resource is so determined to be situated on one of the Properties;

Provided, however, that if the conditions set forth in subparagraph 3(a)(ii) are not met by December 31, 2011, no additional shares shall be issued.

b) For purposes of determining gold equivalent mineral resources, silver will be converted to gold equivalent at the ratio of 75 ounces of silver to one ounce of gold, and copper will be converted to gold equivalent at the ratio of 340 pounds of copper to one ounce of gold. Other valuable metals shall be converted at US dollar equivalents to gold prevailing at the time of a resource being established and supported by an independent report in accordance with Policy 43-101.

c) SKI and EDM acknowledge that all or a portion of the Acquisition Consideration received by each member of EDM may be subject to a "Tier 2 Surplus Security Escrow Agreement" pursuant to TSX Policy 5.4 (that provides that such

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Acquisition Consideration may be released for resale over a six year period). SKI will use its best efforts to obtain TSX approval to the application of "Value" Escrow terms that provide that such Acquisition Consideration will be released for resale over a three year period.

4. Additional Acquisition Provisions

a) SKI, at its own cost, will engage an acceptable brokerage firm to act as the sponsor in respect of the Acquisition in accordance with the policies of the TSX.

b) EDM and its counsel shall have the right to review and comment on any filings required to be made by SKI with the TSX or any governmental authority and EDM shall have the right to approve any description of or reference to Pitalla, EDM or the officers or members of EDM. SKI and its counsel shall have the right to review and comment on any filings required to be made by EDM with any governmental authority and SKI shall have the right to approve any descriptions of or references to SKI or the shareholders, officers or directors of SKI.

c) EDM acknowledges that SKI has agreed to pay a finders fee upon completion of the Acquisition. The finders fee agreed to by SKI is payable in shares of common stock of SKI and is equal to 150,000 common shares of SKI.

5. Interim Financings

a) SKI will use its best efforts to effect one or more private placements of common shares (collectively the "Seed Round") to raise funds (presently estimated to be approximately $150,000) at a price of $0.25 per share. The funds will be to provide working capital to SKI's day-to-day operating costs, and pay the transaction costs (e.g. legal and accounting fees and expenses, engineering reports, filing fees, printing of disclosure materials, etc.) estimated to be incurred by SKI and EDM in connection with the Acquisition.

b) SKI and EDM will use their respective best efforts to effect one or more private placements of common shares (collectively the "Second Round") to raise funds (presently estimated to be approximately $2,000,000) sufficient to provide exploration funds to meet TSX minimum listing requirements for a Reverse Takeover and to cover the Phase 1 exploration program proposed in the June 30, 2004 report prepared by Roscoe Postle Associates Inc. Shares issued in the Second Round shall result in proportional dilution to all shareholders of SKI and to members of EDM.

c) If and to the extent that the Seed Round is increased to provide funds for investment in additional properties or exploration activities, then to such extent,

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that portion of the Seed Round will be treated as if it were part of the Second Round (i.e. in terms of extinguishment of advances and effects of dilution).

d) In the event that it is necessary or in the best interests of SKI and EDM that any portion of the Seed Round or Second Round be effected by the issuance of debt or equity by EDM from August 1, 2004, until completion of the Acquisition, then the terms of the Acquisition, including the Acquisition Consideration, will be adjusted so that the economic effects will be the same as if such debt or equity had been issued by SKI. However, no such adjustment will be made for any amounts attributable to accrued and unpaid salaries of the employees of EDM or Pitalla, nor any costs associated with raising capital by EDM necessary to pay such costs that were incurred prior to August 1, 2004.

e) SKI will use its best efforts to complete the issuance of shares of SKI common stock in exchange for or in consideration of the extinguishment of $396,527.50 of existing indebtedness and to issue not more than 1,250,000 shares in connection with the elimination of the entire amount of such indebtedness (the "Debt Round").

f) SKI will use its best efforts to cause the cancellation of the 6,400,000 pre-Consolidation shares presently in escrow as a result of prior transactions by SKI (the "Escrow Share Cancellation").

6. Adjustments to Acquisition Consideration

a) The Acquisition Consideration has been negotiated based on the assumptions that (i) the Seed Round will be effected at a common stock equivalent price per share not less than $0.25 (the "Minimum Price") and result in the issuance of not more than 600,000 shares (the "Maximum Shares"); (ii) the Debt Round results in the issuance of not more than approximately 1,250,000 shares of common Stock (the "Maximum Debt Shares"); and (iii) that the Escrow Share Cancellation is effected.

b) If:

i) the common stock equivalent price per share in the Seed Round is less than the Minimum Price of $0.25 per share or more than the Maximum Shares are issued in the Seed Round, or

ii) the number of shares issued in the Debt Round exceeds 1,250,000, or

iii) the Escrow Share Cancellation is not effected,

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then, the number of shares constituting the Acquisition Consideration shall be adjusted so that the percentage of the fully diluted common equity issued to EDM or its members after the issuance thereof shall be equal to the percentage that it would have been if

(x) the Seed Round had been of the Maximum Shares at the Minimum Price, and

(y) the number of shares issued in the Debt Round had been 1,250,000, and

(z) the Escrow Share Cancellation had been effected.

7. Regulatory Approvals and Conditions

SKI and EDM acknowledge and agree that (i) the terms and provisions of the acquisition are subject to approval by the TSX, and (ii) any securities issued in the Seed Round, the Second Round the Debt Round or the Acquisition may be subject to restrictions imposed by the TSX, including escrow or other resale restrictions, hold periods or other restrictions outside of the TSX standard policy requirements.

8. Structure; Resulting Entity

a) SKI and EDM acknowledge that the form of the Acquisition is presently undetermined with respect to the structure of EDM pending further investigation of tax, regulatory, and corporate and similar issues. SKI and EDM agree to work together diligently and in good faith to structure the Acquisition in a manner that meets the tax treatment and economic objectives of the parties.

b) If the structure of the Acquisition requires approval by the members of EDM of this LOI or the Definitive Documents, EDM will use its best efforts to obtain such approval as soon as possible.

c) References in this LOI to future transactions that are to be completed by SKI shall include and be completed by any resulting corporate structure of SKI as finally determined by the parties hereto and approved by the shareholders of SKI.

9. Due Diligence; Confidentiality

a) SKI and EDM shall have a due diligence period ending on the earlier of (i) December 31, 2004 and (ii) three months after receipt by SKI of audited financial statements of EDM and Pitalla as at and for the period ending not earlier then March 31, 2004 (the "Due Diligence Period"). During the Due Diligence Period, each of SKI and EDM shall have the right to conduct a full due diligence investigation of the other. If the result of the due diligence investigation is unsatisfactory to either party, then such party shall have the option, in its sole

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good faith determination, to terminate this Letter of Intent (or the Definitive Documents) without liability, until 4:00 pm (Vancouver time) on the last day of the Due Diligence Period, unless such date and time is extended by mutual written agreement of SKI and EDM.

b) Immediately upon execution of this LOI, each of SKI and EDM and their respective attorneys, accountants, and financial advisors will have full access during normal business hours to all employees, consultants, assets, properties, books, accounts, records, tax returns, contracts and other documents of SKI and EDM; provided however, that such access will not materially interfere with the normal business operations of either party. In the event this LOI is terminated, each of SKI and EDM promptly will return all documents and other materials provided to it, without retaining any copies whatsoever.

c) All of the information, records, books and data to which each party and/or their respective representatives are given access as set forth above will be used by such party solely for the purpose of analyzing the other party and will be treated on a confidential basis. The terms, conditions and existence of this LOI and all further discussions between the parties hereto will also be treated on a confidential basis, subject to appropriate disclosure to regulatory authorities and as otherwise required by the rules of any applicable regulatory authority. Specifically, but without limiting the generality of the foregoing, SKI shall not use any knowledge of or with respect to the Properties for any purpose other than in connection with pursuit of consummation of the Acquisition.

d) The issuance of any news release by SKI in connection with the Acquisition, or referring in any way to EDM or Pitalla shall be subject to the prior written approval of EDM and its counsel, which approval shall not be unreasonably withheld, particularly in light of the obligation of SKI to applicable securities laws.

10. Non-Solicitation; Exclusive Dealing

Commencing upon the execution of this LOI, neither SKI nor EDM will, and each of SKI and EDM will not permit any of their respective officers, employees, members, shareholders or agents (including without limitation, investment bankers, attorneys and accountants) directly or indirectly, solicit, discuss, encourage or accept any offer for the acquisition of either party or a material acquisition by either party or the business and/or assets of such party, whether as a primary or back-up offer, or take any other action with the intention or reasonably foreseeable effect of leading to any commitment or agreement to sell such party or business an/or asset of such party. In addition, the parties will conduct their respective operations according to its ordinary and usual course of business consistent with past practices and will not enter into any material acquisitions or incur any material liabilities without first obtaining the consent of the other party hereto, which

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consent will not be unreasonably withheld or delayed. The obligations set forth in this paragraph 10 will terminate at the termination of this LOI. Notwithstanding the foregoing, nothing herein shall restrict the parties hereto from taking such actions as may be required in order to discharge their obligations pursuant to applicable laws.

11. Termination

a) Unless SKI and EDM agree in writing to extend the term of this LOI, this LOI shall terminate automatically:

   i) If the Definitive Documents are not executed on or before December 31, 2004; or

   ii) If the Closing of the Acquisition has not occurred on or before December 31, 2004.

b) This LOI may be terminated at any time by EDM if regulatory authorities require modification of the terms of the Acquisition that EDM determines results in economic terms materially different from and less advantageous to EDM or its members than the terms set forth in this LOI.

c) This LOI may be terminated at any time by SKI if regulatory authorities require modification of the terms of the Acquisition that SKI determines results in economic terms materially different from and less advantageous to SKI or its shareholders than the terms set forth in this LOI.

12. Miscellaneous

a) References in this LOI to "dollars" or "$" shall refer to Canadian dollars.

b) Except as otherwise specifically set forth in this LOI, each of SKI and EDM shall bear its own expenses in connection with the Acquisition and the negotiation of this LOI and the Definitive Documents.

c) This LOI shall be construed in accordance with the laws of the Province of British Columbia.

d) This LOI may be executed in two or more counterparts, each of which shall be deemed an original and all of which will constitute the agreement of the parties hereto, effective as of the date set forth above.

e) Each of the individuals executing this LOI represents that he is authorized to execute this LOI on behalf of the party for which he is executing and that this LOI constitutes a valid and binding agreement of such party.

This LOI sets forth SKI's understanding of our agreements with respect to the subject matter hereof. If this LOI accurately sets forth your understanding of our agreements with respect to the subject matter hereof, please so indicate by executing and returning the enclosed copy of this LOI to the undersigned.

Very truly yours,
SKINNY TECHNOLOGIES INC.

By: [signature]
Brad Aelicks, ~~President~~ Director. BA. MSI

ACKNOWLEDGED AND AGREED TO THIS ____ DAY OF JULY, 2004

EL DRAGON MINERALS, LLC

By: [signature]
Mark S. Isaacs, Manager

EXHIBIT A

Members of El Dragon Minerals, LLC

EXHIBIT B

Properties

SCHEDULE "B"

Cía. Minera Pitalla, S. A. de C. V.

Concesiones Mineras

Pago de derechos sobre minería del 2do Semestre de 2004

Nombre del Lote	Mpio	No. de Exp.	No. de Titulo	Tipo de Concesión	Fecha de Titulación	Superficie	PAGO DE DERECHOS 2004	
							1er Sem	2do Sem
Proyecto								
SAN MARTIN	Villa Hidalgo, Son.	321.1/4/199	178127	EXPLOTACION	11-Jul-86	42.0000	0	3,708
SAN MARTIN EXTENSIÓN	Villa Hidalgo, Son.	321.1/4/299	182548	EXPLOTACION	27-Jul-88	19.1500	0	1,691
TEXSON FRACC 1	Trincheras, Sonora	82/28028	218568	Exploración	22-Nov-02	2,901.2317	0	17,436
TEXSON FRACC 2	Trincheras, Sonora	82/28028	218569	Exploración	22-Nov-02	8.8749	0	53
TEXSON FRACC 3	Trincheras, Sonora	82/28028	218570	Exploración	22-Nov-02	8.7704	0	53
EL VALLE	Villa Hidalgo, Son.	82/28034	218671	Exploración	03-Dic-02	338.8500	0	2,036
PITALLA	Caborca, Son.	82/28038	218703	Exploración	10-Ene-03	210.0000	0	1,262
DANIEL	Caborca, Son.	82/28070	218853	Exploración	22-Ene-03	9.0000	0	54
DIANA	Caborca, Son.	82/28071	218854	Exploración	22-Ene-03	56.0000	0	337
DANIEL 1	Caborca, Son.	82/28180	218819	Exploración	21-Ene-03	561.0000	0	3,372
MARTHA	Caborca, Son.	82/28391	219816	Exploración	01-Abr-03	371.0000	0	2,230
MEL	Puerto Peñasco, Son	82/28410	219817	Exploración	16-Abr-03	20.0000	0	120
MANUEL	Puerto Peñasco, Son	82/28417	219913	Exploración	07-May-03	1,146.3623	0	6,890
DANIEL 3	Caborca, Son.	82/28547	220708	Exploración	30-Sep-03	594.0942	0	2,412
DANIEL 4	Caborca, Son.	82/28553	220710	Exploración	30-Sep-03	1,658.4628	0	6,733
CIRIO	La Paz, B.C.S.	100/410	221072	Exploración	19-Nov-03	2,789.9356	0	8,304
EMILY	La Paz, B.C.S.	100/412	221074	Exploración	19-Nov-03	518.2385	0	1,542
					Total Proyecto	*11,252.9704*		*58,233*

52'834 + 55'720.19 + 24'923.69 = 133'477.88

$11'917.66

Titular	Compañía Minera Pitalla, S. A. de C. V.
RFC:	MPI 020813 3S5
REPRESENTANTE:	Alberto Navarro Meyer
RFC:	NAMA 540304 NQ6

Ing. Fco. Javier López Olivas
Asesor Técnico-Legal en Minería

TIPO DE CAMBIO 11.20